SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 05, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
TAM S.A. and Subsidiaries
Unaudited Interim Condensed Consolidated
Financial Information
March 31, 2006

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Shareholders
TAM S.A.

1 We have carried out limited reviews of the accompanying consolidated balance sheets of TAM S.A. and its subsidiaries (the "Company") as of March 31, 2006, and of the related statements of income, of changes in stockholders' equity and of changes in financial position for the three-month period ended March 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements.

2 Our reviews were conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to be in conformity with accounting practices adopted in Brazil.

4 Although not required under accounting practices adopted in Brazil, the Company has presented condensed consolidated interim statements of cash flows. This supplemental information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made to such information.

5 The consolidated financial statement also includes accounting information as of December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 14, 2006.

São Paulo, May 4, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Henrique Luz
Contador CRC 1RJ045789/T-2 “T” SP 002332

TAM S.A. and TAM S.A. and Subsidiaries

Condensed Consolidated Interim Balance Sheets
at March 31, 2006 (unaudited) and December 31, 2005
In thousands of reais

Assets	March 31, 2006	December 31, 2005

	(Unaudited)

Current
Cash and banks	103,151	92,935
Financial investments	1,105,173	902,517
Customer accounts receivable	729,085	763,165
Inventories	101,717	104,565
Taxes recoverable	122,692	43,035
Advances to aircraft manufacturers	153,576	100,995
Deferred income tax and social contribution	23,845	23,782
Prepaid expenses	136,828	129,479
Other receivables	31,124	21,758

	2,507,191	2,182,231

Long-term assets

Deposits in guarantee	111,293	118,660
Deferred income tax and social contribution	147,976	166,236
Judicial deposits	57,136	55,877
Other assets	16,376	12,466

	332,781	353,239

Permanent assets
Other investments	70	70
Property, plant and equipment	763,006	768,606
Deferred charges	6,309	6,662

	769,385	775,338

Total assets	3,609,357	3,310,808

(continued)

Liabilities and shareholders’ equity	March 31, 2006	December 31, 2005
	(Unaudited)

Current liabilities
Suppliers	261,911	282,048
Short-term debt	162,804	118,448
Financial lease and operating lease liabilities	72,622	62,049
Debentures	26,990	26,109
Salaries and payroll charges	124,036	134,048
Advance ticket sales	539,835	557,647
Taxes and tariffs payable	43,257	35,156
Income tax and social contribution payable	64,658	27,073
Dividends payable	363	29,405
Other liabilities	124,030	121,146

	1,420,506	1,393,129

Long-term liabilities
Long-term debt	173,945	151,405
Financial lease and operating lease liabilities	131,207	155,703
Debentures	27,618	33,244
Deferred income tax and social contribution	62,825	63,287
Provision for contingent liabilities	630,108	654,101
Reorganization of Fokker 100 fleet	76,035	85,004
Other liabilities	1,587	1,906

	1,103,325	1,144,650

Deferred income	11,099	11,099

Minority interest	2,018	1,843

Shareholders’ equity
Capital	180,290	153,909
Capital reserve	534,401	350,782
Revaluation reserve	160,281	161,196
Legal reserve	5,988	5,988
Retained earnings reserve	88,212	88,212
Retained earnings	103,237

	1,072,409	760,087

Total liabilities and shareholders’ equity	3,609,357	3,310,808

The accompanying notes are an integral part of the financial statements.

TAM S.A. and TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Operations
for the Three-month Periods Ended March 31, 2006 and 2005
(Unaudited)
In thousands of reais, except amounts per thousand shares

	2006	2005

	(Unaudited)	(Unaudited)

Gross operating revenue
Air transportation revenues
Domestic	1,187,858	918,210
International	287,200	251,723
Cargo	103,101	86,942
Other operating revenues	85,634	78,614

	1,663,793	1,335,489

Taxes and deductions	(74,208)	(55,250)

Net operating revenue	1,589,585	1,280,239
Cost of services rendered	(1,034,614)	(844,315)

Gross profit	554,971	435,924

Operating income (expenses)
Selling	(262,134)	(238,498)
General and administrative	(96,372)	(74,537)
Management fees	(7,659)	(6,860)
Financial expenses	(71,426)	(60,767)
Financial income	60,079	27,174
Other operating expenses, net	(10,788)	(2,722)

	(388,300)	(356,210)

Operating income	166,671	79,714

Non -operating income (expense), net	4,662	(811)

Income before income tax
and social contribution	171,333	78,903

Income tax and social contribution
Current	(41,981)	(21,935)
Deferred	(17,936)	(3,408)

Income (loss) before minority interest	111,416	53,560

Minority interest	(175)	(65)

Net income for the period	111,241	53,495

Net income per thousand shares at the end of the period	0.74629	0.87175

The accompanying notes are an integral part of the financial statements.

TAM S.A. and TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
Three-month Periods Ended March 31, 2006 and 2005
(Unaudited)
In thousands of reais

		Capital	Revaluation
		reserve	reserve	Income reserve

					Retained	Retained Earnings
	Capital	Share	Revaluation	Legal	earnings	(Accumulated
		premium	reserve	reserve	reserve	Deficit)	Total

At December 31,2004	120,749		137,669			(67,621)	190,797

Adjustment of tax effects on revaluation of subsidiaries (unaudited)			1,163				1,163
Realization of revaluation reserve adjustment of 2004 (unaudited)			(187)				(187)
Realization of revaluation reserve, net (unaudited)			(870)			870
Net income for the quarter (unaudited)						53,495	53,495

At March 31,2005 (unaudited)	120,749		137,775			(13,256)	245,268

At December 31,2005	153,909	350,782	161,196	5,988	88,212		760,090

Issue of shares (unaudited)	26,381	183,619					210,000
Realization of revaluation reserve, net (unaudited)			(915)			915
Frequent Flyer program (Note 20 (g) (unaudited)						(8,919)	(8,919)
Net income for the quarter (unaudited)						111,241	111,241

At March 31,2006 (unaudited)	180,290	534,401	160,281	5,988	88,212	103,237	1,072,409

The accompanying notes are an integral part of the financial statements.

TAM S.A. and TAM S.A. and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Financial Position
Three-month Periods Ended March 31, 2006 and 2005
(Unaudited)
In thousands of reais

	2006	2005

	(Unaudited)	(Unaudited)

Financial resources were provided by:

From operations
Net income for the quarter	111,241	53,495
Expenses (income) not affecting working capital
Amortization of goodwill	180	554
Depreciation and amortization	22,916	20,850
Residual value of disposals of property and
equipments and investments	1,288	63
Deferred income tax and social contribution	13,339	(5,996)
Provision for contingent liablities	(23,994)	20,106
Monetary and exchange variations on
long-term receivables and liabilities	(11,208)	817
Minority interest	175	127

	113,937	90,015

Stockholders
Capital increase	26,381
Share Premium	183,619

	210,000

Third parties
Reduction in long-term receivables		18,925
Transfer from long-term to current assets	3,655
Increase in long-term liabilities	36,914	1,595
Prior year adjustment	(8,919)

	31,650	20,520

Total funds provided	356,129	110,535

(continued)

	2006	2005

	(Unaudited)	(Unaudited)

Financial resources were used:

In Operations
Increase in long-term assets	5,786	5,881
Permanent assets
Property, plant and equipment	18,351	18,789
Deferred charges	80
Transfer from long-term to current liabilities	33,787	26,565

Total funds used	58,004	51,235

Increase (decrease) in working capital	297,583	59,300

Charges in working capital

Current assets
At the end of the quarter	2,507,191	1,141,674
At the beginning of the quarter	2,182,231	(1,133,279)

	324,960	8,395

Current liabilities
At the end of the quarter	1,420,506	1,020,051
At the beginning of the quarter	1,393,129	(1,070,956)

	27,377	(50,905)

Increase in working capital	297,583	59,300

The accompanying notes are an integral part of the financial statements.

TAM S.A. and TAM S.A. and Subsidiaries

Supplementary Information
Condensed Consolidated Interim Statements of Cash Flows
Three-month Periods Ended March 31, 2006 and 2005
(Unaudited)
In thousands of reais

	2006	2005

	(Unaudited)	(Unaudited)

Cash flows from operating activities

Net income for the quarter	111,241	53,495
Adjustments to reconcile net income to cash
provided by operating activities
Depreciation and amortization	22,916	20,850
Deferred income tax and social contribution	17,936	3,408
Provision for contingencies	(23,994)	20,106
Amortization of goodwill	180	554
Residual value of property, plant &		63
equipment disposals	1,288
Monetary and exchange variations, net	(5,380)	13,746
Other provisions	(4,230)	777
Minority interest	175	127

(Increase) decrease in assets
Trade accounts receivable	36,178	(50,474)
Taxes recoverable	(79,657)	(2,511)
Inventories	3,192	(4,737)
Prepaid expenses	(7,349)	12,567
Deposits in guarantee	(711)	2,684
Judicial deposits	(1,287)	(275)
Provision for income tax and social
contribution	4,396
Advances to aircraft manufacturers	(52,581)	(6,652)
Other receivables	(13,959)	(7,169)

Increase (decrease) in liabilities
Suppliers	(20,137)	(25,023)
Salaries and payroll charges	(10,012)	(37,795)
Advance ticket sales	(17,812)	(23,903)
Taxes and tariffs payable	8,101	(319)
Financial and operating leases	1,253	(9,476)
Income tax and social contribution payable	37,585	2,147
Other liabilities	(11,705)	4,158

Net cash provided by (used in)
operating activities	(4,373)	(33,652)

(continued)

	2006	2005

	(Unaudited)	(Unaudited)

Cash flows from investing activities

Acquisition of property, plant and equipment	(18,351)	(18,789)
Deferred charges	(80)

Net cash provided by (used in)
financing activities	(18,431)	(18,789)

Cash flows from financing activities

Share issue	210,000
Dividends payable	(29,042)

Debt including financial leases
Borrowings	306,540	98,030
Repayments	(245,151)	(89,548)
Debentures	(6,671)	(6,762)

Net cash provided by (used in)
financing activities)	235,676	1,720

Increase in cash and banks and financial investments	212,872	(50,721)

Cash and banks and financial investments at the end of the
quarter	1,208,324	246,140
Cash and banks and financial investments at the beginning
of the quarter	(995,452)	(296,861)

Change in cash and cash equivalents	212,872	(50,721)

The accompanying notes are an integral part of the financial statements.

TAM S.A. and TAM S.A. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Information
For the Three-month Periods Ended March 31, 2006 and 2005
(Unaudited)
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. (""TAM'' or ""Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S,A, (""TLA''), operates scheduled flights carrying passengers and cargo within Brazil and internationally. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. (""Mercosur''), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

The subsidiary TLA consolidates its financial statements with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On June 15, 2005, following the over-allotment option being exercised by underwriters, the Company concluded a public offering of its shares on the São Paulo Stock Exchange (BOVESPA), which raised funds for the acquisition/lease of narrow bodied aircraft(predominantly the Airbus A320), to renew and expand its fleet, in line with its strategy to increase and consolidate its leadership in the domestic market and selectively increase participation in the international market. On March 10, 2006 the Company concluded a further public offering of its shares on the São Paulo Stock Exchange (BOVESPA) and also on the New York Stock Exchange (NYSE).

2 Presentation of the ínterim financial information

The individual and consolidated financial statements for the quarter were prepared in accordance with accounting practices adopted in Brazil, based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the Civil Aviation Department (DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s financial statements meet the additional requirements of the Level 2 corporate governance practices.

3 Summary of Significant Accounting Practices

(a) Determination of results of operations

Income and expenses are recognized on the accrual basis of accounting. Revenue is recognized, as follows:

(i) air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

(ii) tickets sold but not yet used are termed "advances from ticket sales" and are registered as current liabilities;

(iii) Other operational income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Fidelity program for frequent flyers (TAM Fidelity Program) and other services, which are recognized when the service is provided.

(b) Accounting estimative

The accounting estimates, which are reviewed quarterly, were based on objective factors and management’s judgement to determine the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, allowance for inventory losses, deferred income tax assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and Long-term Assets

(i) Financial investments

Financial investments are recorded at cost plus income accrued up to the balance sheet date.

(ii) Allowance for doubtful accounts

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

(iii) Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for losses with obsolete items, when applicable.

(iv)Other current receivables and long-term assets

Stated at their net realizable values.

(e) Permanent assets

(i) Goodwill and negative goodwill

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated interim financial statements, the balance has been reclassified as "Deferred Assets".

Negative goodwill is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated interim financial statements, this amount is classified as “Deferred Charges”.

(ii) Property, plant and equipment

Property, plant and equipment is recorded at the cost of acquisition, formation or construction, plus annual revaluation of certain asset types. Depreciation is recorded using the straight-line method (Note 11), and takes into account the estimated useful lives of assets.

Maintenance expenses and overhaul costs are recorded within cost of services rendered as incurred.

(iii) Deferred charges

Deferred charges are comprised substantially of improvements to leased properties, and are recorded at cost. Amortization is calculated under the straight-line method, at rates that consider the contractual terms of the leased properties.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued charges, indexation and exchange rate variations.

(g) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(h) Advance ticket sales

Advances from ticket sales represent obligations to transport passengers related to tickets sold and not yet used. These amounts are recognized as income when the associated service is carried out.

(i) Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans, In accordance with CVM Deliberation No. 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period. For subsequent periods, obligations are recognized when they arise.

(j) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(k) Leases

Leases are recorded as follows:

  Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as "property, plant & equipment" against current and long- term leasing obligations;

  Operating leases - Refer to leases without a purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(l) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(m) TAM Fidelidade Program

The Company sponsors a program to reward frequent flyers (TAM Fidelity program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Fidelity credit card, or by using services and products furnished by TAM´s partners.

On March 31, 2006, subsidiary TLA's customers have earned points which have still not been utilized.

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Fidelidade program.

Until the end of the previous quarter, such amounts were set out in an Explanatory Note and recorded as incurred.

The effect of this change – in the amount of R$8,919 after of the tax effect of R$4,597 – was recorded directly to Shareholders' Equity under Retained Earnings.

Income arising from TAM's partners on the program is recorded as received.

(n) Consolidated ínterim financial information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous years.

The quarterly financial information of consolidated subsidiaries except for that relating to the exclusive investment funds, has been reviewed by independent auditors, who have issued special limited review reports without qualification.

The consolidated quarterly financial statements include the financial statements of TAM and its subsidiaries, as listed below:

		Economic ownership

	Date of consolidated
	ínterim financial	March 31,	December
	statements	2006	31, 2005

		(Unaudited)

TAM Linhas Aéreas S.A.	March 31, 2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	March 31, 2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	February 28, 2006	94.98	94.98

Description of main consolidation procedures:

(i) Elimination of intercompany asset and liability account balances.

(ii) Elimination of investment in the subsidiaries' capital, reserves and retained earnings.

(iii) Elimination of intercompany income and expense balances.

(iv) Identification of minority interests in subsidiaries.

(v) Additionally, the restatement of Mercosur's property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company's accounting practices, without having been recorded in the corporate books in the country of origin.

(vi) The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary.

(vi) The company consolidated its investments in the “Exclusive Investment Funds” in its interim financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 4.

(o) Supplementary information

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows as supplementary information.

The cash flow statement was prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected the Company's cash and financial investments.

4 Financial investments

	March 31,	December 31,
	2006	2005

	(Unaudited)
Denominated in local currency
Exclusive investment funds	1,096,242	885,417
Bank deposit certificates - CDB	2,682	2,497
Others	195	808

	1,099,119	888,722

Denominated in foreign currency
Investment funds	6,054	13,795

	1,105,173	902,517

In 2005, the Company and its subsidiary TLA invested in the following exclusive investment funds:

  Spitfire Fundo de Investimento em Cotas de Fundos de Investimento Multimercado;
  Constellation Fundo de Investimento;
  Credit Suisse Fairchild Fundo de Investimento em Quotas de Fundo de Investimento em Multimercado de Longo Prazo;
  Credit Suisse 14 BIS Fundo de Investimento em Multimercado de Longo Prazo;
  Fundo de Investimento em Quotas de Fundos de Investimento Multimercado High Class; and
  Fundo de Investimento Multimercado First Class.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objctive of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

The balance sheets of these funds, consolidated with the Company’s balance sheet information, are summarized below:

	March 31,	December 31,
	2006	2005

	(Unaudited)
Assets
Financial investment
Multimarket investment funds	495,345	416,535
Public securities	433,108	293,027
Bank deposit certificate - CDB	148,653	150,842
Debentures	19,108	18,775
Others	28	8,552
Prepaid expenses	49,592	27,369

	1,145,834	915,100

Liabilities and shareholders’ equity
Other liabilities	4,822	2,314
Shareholders’ equity	1,141,012	912,786

	1,145,834	915,100

5 Customers accounts receivable

(a) Composition of balances

			March 31,	December
			2006	31, 2005

	Domestic	International	Total	Total

			(Unaudited)

Credit cards	395,526	9,030	404,556	406,107
Travel agencies	221,642	15,788	237,430	244,476
Account holders	28,383	1,279	29,662	21,310
Other airlines	12,488	11,883	24,371	33,885
Cargo agencies	4,215	6,492	10,707	12,290
Post-dated checks	2,184		2,184	18,506
Others	29,145	15,081	44,226	58,127

Total	693,583	59,553	753,136	794,701

Allowance for doubtful accounts	(21,190)	(2,861)	(24,051)	(31,536)

Total	672,393	56,692	729,085	763,165

(b) Allowance for doutful accounts

	March 31,	March 31,
	2006	2005

	(Unaudited)	(Unaudited)

At beginning of period	31,536	30,400
Increases (recorded as sales expenses) in the period	1,333	750
Recoveries in the period	(8,818)	(1,143)

Balance at the end of the period	24,051	30,007

6 Inventories

(a) Composition of balances

	March 31, 2006	December 31, 2005

	(Unaudited)
Spare parts and material for repairs and maintenance	106,257	108,672
Other inventories	7,644	8,420

Total	113,901	117,092
Provision for loss on realization	(12,184)	(12,527)

Total	101,717	104,565

(b) Movement in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	March 31, 2006	March 31, 2005

	(Unaudited)	(Unaudited)

Balance at beginning of period	12,527	12,520
Additions	24	1,473
Reversals	(367)	(975)

Balance at the end of period	12,184	13,018

7 Advances to aircraft manufacturers

The Company has made contractual pre-payments to AIRBUS Industrie, as part of its program to acquire A-320 and A-350 aircraft. Amounts outstanding at March 31, 2006 amounted to R$153,576 (December 31, 2005 - R$100,995), equivalent to US$ 70,694 thousand (December 31, 2005 – US$43,147 thousand).

The amounts disbursed are reported as advances and classified as current assets, since the subsidiary Company TLA is guaranteed reimbursement of these prepaid amounts, when the aircraft are delivered by the manufacturer in the coming year, and the consequent formality of contracting a loan or lease is effected. In addition, to meet the payment conditions establisided by contract, the company offered promissory notes guaranteed by TAM totaling US$ 58,355 thousand (December 31, 2005 - US$ 59,035 thousand).

8 Deposits in guarantee

Deposits and collateral in guarantee associated with the lease contracts for aircraft and turbines are stated based on the U.S. dollar exchange rate variation, with interest of the LIBOR rate plus a spread of 1% per annum (p.a.). The terms for redemption of the deposits and collateral are defined in the lease agreements.

9 Investments in subsidiaries

(a) Composition of balances

	March 31,	December
	2006	31, 2005

	(Unaudited)

Other investments	70	70

	70	70

(b) Information on subsidiaries

		March	December
		31, 2006	31, 2005

	TAM Linhas	Transportes Aéreos
	Aéreas S.A.	del Mercosur S.A.	Total

	(Unaudited)	(Unaudited)

Number of share
Total	2,064,602	87,653
Held	2,064,602	83,253
Percentage ownership	100.00	94.98

Shareholders’ equity	455,052	38,172	394,746
Net income for the quarter	104,114	3,300	174,344

10 Related-party transactions

During the quarter ended March 31, 2006, subsidiary TLA received from Táxi Aéreo Marília S.A. (""Marília''), R$ 289 (unaudited) (December 31, 2005 – R$ 2,143), as a reimbursement of costs for using a small part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (""TAM Milor'') for the right to use the ""TAM'' brand. This contract establishes a monthly fee, which totaled to R$ 3,467 (unaudited) in the quarter ended March 31, 2006 and was recorded as "Administrative expenses"

11 Property, plant and equipment

			March 31,	December
			2006	31, 2005

			(Unaudited)
					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment, including
financial lease	732,518	(296,165)	436,353	443,131	3 a 10
Buildings	185,338	(8,982)	176,356	177,210	1.73 a 3
Computers and software	76,211	(31,225)	44,986	44,883	20
Machinery and equipment	60,231	(26,805)	33,426	34,044	10
Furniture, fixtures and
facilities	20,192	(10,550)	9,642	9,711	10
Vehicles	30,658	(25,324)	5,334	5,867	20
Construction in progress	46,556	(356)	46,200	42,150
Other	12,638	(1,929)	10,709	11,610	4 a 20

	1,164,342	(401,336)	763,006	768,606

The line “Flight equipment” includes, at March 31, 2006, motors and spare parts. “Others” principally comprises improvements carried out to the runway at the São Carlos Technology Center.

The weighted annual average rate of depreciation for flight equipment is 8.64% , for buildings it is 2.77% and for others it is 6.13% .

Mortgages were taken out on property and property improvements of subsidiary TLA in the amount of R$ 110,499, (unaudited) to guarantee some loans (Note 12).

TLA, consistent with its accounting criteria of "Revalued market value", updated its revaluation of aircraft engines and properties at November 30, 2005, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda, which was approved at the Extraordinary Board Meeting held on December 28, 2005. This restatement resulted in an increase in shareholders' equity of R$35,963 or R$25,577 net of tax. The revaluation was based on the current fair market value of the assets in the condition they were found. When applicable, new estimates of useful lives of these items were determined.

Mercosur, revalued it aircraft engines and property at November 30, 2005, based on an independent revaluation report. This restatement resulted in an increase in the Company's shareholders' equity, of R$2,152. The revaluation was based on the current fair market value of the assets in the condition they were found.

As required by CVM Deliberation No. 183/95, upon realization of the revaluation reserve R$ 915 (unaudited) was appropriated to Retained earnings in the quarter ended March 31, 2006 (December 31, 2005 – R$ 3,852).

12 Short and long-term debt

	Guarantees	Annual interest (weighted average)	Payment terms and final due date	March 31, 2006	December 31, 2005

				(Unaudited)

Local currency denominated

			Monthly
	Promissory note	Fixed interest 2.42% - 20.27%	amortization
Computer equipment lease	R$ 12,999	(15.11%)	through 2009	4,955	3,729

			Monthly
	Promissory note		amortization
Computer equipment lease	R$ 19,018	CDI + 0.36% - 3.5% (3.84%)	through 2009	25,669	25,664

			Annual
	Promissory note	Anual libor + 0.45% to 6.02%	amortization
FINIMP	US$ 40,762	(6.0%)	through 2008	92,366	102,361

			Monthly
	Lien over assets and		amortization
FINEM – Sub crédito A	accounts receivable	TJLP + 4.5% (12.7%)	through 2011	55,054	54,623

			Monthly
	Lien over assets and	Basket of currencies BNDES +	amortization
FINEM – Sub crédito B	accounts receivable	3.50% (14.9%)	through 2011	8,979	8,892

			Semi-annual
	Promissory note	CDI + 0.6% to 3.5%	amortization
Compror	R$ 32,098	(17.3%)	through 2006	106,173	46,848

			Monthly
	Promissory note		amortization
Other	R$ 6,995	TJLP +1.5% to 2% (9.98%)	through 2008	5,448	6,499

			Semi-annual
	Promissory note		amortization
Other	US$ 3,165	Fixed interest of 8.5%	through 2006	1,690	1,821

			Semi-annual
	Promissory note	Semi-anual LIBOR+	amortization
Other	US$ 2,252	2.5% (8.89%)	through 2006	143	154

Total local currency denominated				300,477	250,591

	Guarantees	Annual interest	Payment terms and final due date	March 31, 2006	December 31, 2005

				(Unaudited)
Foreign currency denominated
		Fixed instalments of US53
Refinancing of lease	Letter of credit	thousand	Monthly until 2022	14,647	15,922

Financing of machinery
and equipment	Deposits in guarantee	Monthly Libor + 5% (9.8%)	Monthly until 2008	2,728	2,974
		Semi-annual Libor + 3.0%
Working Capital – IFC	Deposits in guarantee	(10.83%)	Semi-annual 2012	18,558
Other	lien	Fixed interest 8,5%.	Monthly until 2007	339	366
Total foreign currency denomitaded				36,272	19,262

Total local and foreign currency denominated				336,749	269,853

Less: Short term debt				118,671	97,028

Less: Current portion of long-term debt				44,133	21,420

Long-term debt				173,945	151,405

FINIMP - Import Financing.
FINEM - Government Agency for Machinery and Equipment Financing.
TJLP - Long-term Interest Rate.
CDI - Interbank Deposit Certificate.

Long-term amounts mature as follows:

	March 31,	December 31,
Year	2006	2005

	(Unaudited)

2007	50,336	58,832
2008	55,068	41,764
2009	13,395	13,377
2010	13,419	13,419
2011	12,404	12,413
2012	19,365	869
After 2012	9,958	10,731

	173,945	151,405

On December 16, 2005, the Company entered into a loan contract with the International Finance Corporation - IFC - in the amount of US$ 50 million, of which US$33 million will be used as advances to aircraft manufacturers and US$ 17 million as working capital. The funds become available as from the first quarter of 2006 and will be repaid in six-monthly instalments from November 2006 to May 2012. In the first quarter, R$18,558 (US$ 8.5 million) was released, with a further US$ 8.5 million becoming available in the second quarter and the remaining funds (US$ 35 million) being drawn down as from July 2006 in one instalment. Guarantees given comprise a guarantee contract, a private instrument giving a lien on equipment and special rights to credits in guarantee accounts.

13 Leases Payable

		Monthly
		amortization
		and
		final due	March 31,	December
	Annual financial charges	date	2006	31, 2005

			(Unaudited)

Foreing currency denominated

Airbus 319/Airbus 320 engines (i)	Semi-annual LIBOR + 1.5% (6.3%)	2015	53,779	60,347
Airbus A330 engines and spare parts (ii)	Monthly LIBOR + 1.5% (4.6%)	2009	7,394	8,467
Fokker 100 engines (iii)	Fixed interest of 1.20%	2006	237	255
Refinancing of operational lease
instalments (iv)	Monthly LIBOR (6.3%)	2017	33,545	32,984
	Semi-annual LIBOR + 1.25%
	to 5.5%	2012	91,759	95,942
	Three-month LIBOR + 1.75%
	(5.7%)	2009	8,045	8,430
	Fixed interest of from 1.12%	2009	9,070	11,327

			203,829	217,752

Less: current			(72,622)	(62,049)

Long-term liabilities			131,207	155,703

(i) Airbus A319/Airbus A320. Financing of engines and spare parts for Airbus A319 and Airbus A320 aircraft (December 31, 2005 engines and spare parts for Airbus A319 and Airbus A320 aircraft), obtained between September 1999 to July 2002, with final maturities between November 2009 and November 2015, in the amount equivalent to US$24,756 thousand (unaudited) (December 31, 2005 US$ 25,849 thousand).

(ii) Airbus A330. Financing of two engines and spare parts for Airbus A330 aircraft (December 31, 2005 two engines and spare parts for Airbus A330 aircraft), contracted in July 1999, with final maturities between May 2006 and May 2009, in the amount equivalent to US$ 3,404 thousand (unaudited) (December 31, 2005 US$ 3,550 thousand).

(iii) Fokker 100. Financing of five engines for Fokker 100 aircraft (December 31, 2005 five engines for Fokker 100 aircraft), obtained in November 2003 and maturing in December 2006 in an amount equivalent to US$ 109 thousand (unaudited) (December 31, 2005 US$ 109 thousand).

(iv) Other lease obligations. Corresponds to obligations in relation to operating leases incurred during 2003, which were renegotiated by the Company with the lessors and fall due through 2017.

The Company provided letters of guarantee for the leases.

Long term finance leases and operating lease liabilities mature as follows:

	March 31,	December 31,
Year	2006	2005

	(Unaudited)

2007	31,641	45,983
2008	29,826	32,137
2009	28,175	30,357
2010	13,665	14,723
2011	12,950	13,974
2012	5,292	7,868
After 2012	9,658	10,661

	131,207	155,703

14 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 24 Fokkers-100, 13 Airbus A319, 37 Airbus A320 and 10 Airbus A330 (December 31, 2005 25 Fokkers-100, 13 Airbus A319, 36 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S. dollars plus LIBOR. In the quarter ended March 31, 2006, the cost of aircraft leases, recognized in the consolidated statement of operations in Costs of services rendered, totaled R$ 162,150 (unaudited) (March 31, 2005 R$ 153,644 (unaudited)), equivalent to US$ 74,565 thousand (unaudited) (March 31, 2005 R$ 58,449 thousand -unaudited).

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			Thousands of US Dollars

		Monthly payments	March 31,	December 31,
	Annual financial charge	with final due date in	2006	2005

			(Unaudited)

	Monthly Libor (6.3%)	2011	94,459	97,026
	Three-month Libor (4.5%)	2009	17,968	19,360
	Semi annual Libor + 1.50% to 1.75
Airbus A319	(5.99%)	2020	183,877	187,927

	Fixed interest 4.00%	2012	29,826	4,640
	Monthly Libor (6.3%)	2013	133,698	138,273
	Three-month Libor + 1.75% (6.4%)	2021	256,935	224,445
Airbus A320	Semi-annual Libor + 1.75% (5.5%)	2020	350,180	358,225

Airbus A 330	Semi-annual Libor + 1.25% to 2.10%
	(4.9%)	2020	704,654	725,540

	Fixed interest from 1.12% to 2.00%
	(1.2%)	2011	96,016	101,553
Fokker 100	Semi-annual Libor (4.7%)	2007	13,408	13,459

	Fixed interest from 0.92% to 1.01%
	(0.95%)	2007	1,696	1,696
Airbus engines	Semi-annual Libor (5.2%)	2014	9,314	9,632

			1,892,031	1,881,776

The Company provided letters of guarantee for the transactions above.

Future disbursements due by year are as follows:

	Thousands of US dollars

	March 31,	December 31,
Year	2006	2005

	(Unaudited)

2006	204,428	261,205
2007	251,074	238,778
2008	224,557	213,358
2009	207,331	197,470
2010	200,926	188,201
2011	216,387	204,777
2012	170,251	164,657
After 2012	417,077	413,330

	1,892,031	1,881,776

(b) Commitments for future aircraft acquisition

The subsidiary TLA has commitments to purchase 9 new Airbus 320 “family” aircraft, which have delivery schedules between 2006 and 2008: 5 in 2006, 2 in 2007 and 2 in 2008. At the time of delivery, new leasing operations will be contracted.

During the second quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010; 4 in 2007, 5 in 2008, 6 in 2009 and 5 in 2010. It is intended to use them on domestic routes.

The Company also signed a firm contract to purchase 10 A350-900 with an additional 5 options subject to future operational conditions. The A350s will start to be delivered at the end of 2012. They will have a 3-class configuration and will be used for the long-distance routes of the international market, replacing the A330 aircraft which currently operate the routes to Miami ,New York and Paris.

15 Return of the Fokker 100 fleet

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, the subsidiary TLA cancelled 19 leasing contracts, of which ten were financial leases and nine were operating leases. As a result, the subsidiary TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was fully recognized in the statement in 2003. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2005, fourteen aircrafts had been returned in conformity with the original schedule. In January 2005, an amendment contract was signed extending the timeframe for the return of the last 5 aircraft from April to December 2006.

At March 31, 2006, the total commitment amounts to R$ 86,333 (December 31, 2005 - R$ 94,365), equivalent to US$ 39,741 thousand (December 31, 2005 - US$ 40,315 thousand), of which R$ 10,298 (December 31, 2005 - R$ 9,361) was recorded in current liabilities (Other accounts payable).

Maturities of the long-term portion of operating leases following the return of the Fokker 100 fleet are as follows:

	March 31,	December
Year	2006	31, 2005

	(Unaudited)

2007	8,570	12,311
2008	13,504	14,550
2009	17,978	19,371
2010	20,376	21,954
2011	15,607	16,818

	76,035	85,004

16 Advance ticket sales

At March 31, 2006, the balance of advances from ticket sales is represented by 1,533,027 (unaudited) (December 31, 2005 – 1,483,315 ) ticket coupons sold but not yet used.

Based on the average rate of passengers transported during the first quarter of March 2006, the number of coupons sold and not used which remain outstanding at March 31, 2006 represents approximately 24 days of passenger transportation.

17 Provision for contingencies and tax obligations under judicial disputes

Management of subsidiaries TLA and Mercosur recorded provisions for the total amounts being disputed in court for those cases where, as judged by the Company's legal counsel, loss to the Company is deemed probable, where tax obligations being disputed are considered legal obligations under laws or decrees despite the Company's questioning the legislation and where current jurisprudence is unfavorable.

The provisions are summarized below:

	March 31,	December 31,
	2006	2005

	(Unaudited)
Tax obligations
Contribution for Social Security - COFINS (i)	292,073	275,516
Social Integration Program PIS (i)	79,403	77,431
Additional tariff (ii)	183,618	168,045
Withholding income tax (IRRF) on leases	11,203	10,932
Staff fund (iii)	39,335	35,978
Airport charge (iv)		61,931

	605,632	629,833

Labor contingencies	4,828	4,838
Civil contingencies	19,648	19,430

	630,108	654,101

(i) Corresponds to the discussion of the constitutionality of Law 9718/98, which changed the taxation basis of PIS and increased the rate and calculation basis of COFINS. Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, the subsidiary TLA has obtained a preliminary injunction. These amounts, net of their related judicial deposit, are being updated by the SELIC interest rate. The amount under discussion as of March,31 2006 was R$ 58,636 (December 31, 2005 – R% 57,241), of which R$ 5,748 (December 31, 2005– R$ 5,620) has been paid to the tax authorities or into court and would be refundable or compensated against other taxes payable were a decision favourable to the Company to be given.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. Management of subsidiary TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. Management of TLA, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv) This relates to the Company, based on its lawyers´ advice, questioning the legality of charges for the use of communication and navegation aids, the use of communications and visual and radio aid at aircraft traffic terminals and charges for landing and on-ground stopping time. In March 2006, the injunction giving the company the right to withhold payment was revoked. As a result, the Company immediately paid over the amount it had been withholding – amounting to R$ 94,726.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	March 31, 2006	December 31, 2005

	(Unaudited)

Balance at beginning of period	654,101	449,999
Increases	73,691	220,818
Reversals	(852)	(6,293)
Payment	(96,832)	(10,423)

Balance at the end period	630,108	654,101

The judicial deposits related to matters being disputed have been recorded as long-term assets, and comprise the following:

	March 31,	December 31,
	2006	2005

	(Unaudited)	(Unaudited)

Tributárias
COFINS	25,397	25,397
PIS	8,450	8,450
ISS	583	583
Income tax	3,164	3,164
Labor	8,114	7,996
Civil	11,428	10,287

	57,136	55,877

18 Debentures

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with a nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus interest equivalent to the Long-Term Interest Rate (TJLP).

The outstanding balance per issue is set out below:

			Amount	March	December
Date	Series	Quantity	issued	31, 2006	31, 2005

				(Unaudited)

April 22, 2003	First	473,006	47,301	29,229	31,826
April 22, 2003	Second	222,835	22,284	13,769	14,994
May 16, 2003	Third	177,165	17,717	11,610	12,533

Total		873,006	87,302	54,608	59,353

Current				(26.990)	(26.109)

Long-term liabilities				27,618	33,244

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and Social Contribution

(a) Reconciliation between nominal and effective
income and social contribution taxes

	March 31, 2006	March 31, 2005

	(Unaudited)	(Unaudited)
Income before income tax and social contribution	171,332	14,611

Composite statutory rate %	34	34

Nominal income tax and social contribution	(58,253)	(26,827)
Non deductibles/non taxable items	(1,664)	1,484

	(59,917)	(25,343)

Income tax and social contribution
Current expense	(41,981)	(21,935)
Deferred (expense) benefit	(17,936)	(3.408)

	(59,917)	(25,343)

The above statement reflects only the activity of the Company and the subsidiaries TLA and Fidelidade, since the subsidiary Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully utilized by the end of 2006.

At March 31, 2006, consolidated tax losses and negative basis of social contribution balances carried forward amounted to R$ 829 and R$ 268,597 (December 31, 2005 – R$ 2,639 and R$ 312,418), respectively.

(b) Deferred income tax and social contribution assets

	March 31,	December 31,
	2006	2005

	(Unaudited)

Income tax loss carryforwards	207	660
Social contribution carryforwards	24,174	28,118
Temporary differences	147,440	161,240

	171,821	190,018

Current	(23,845)	(23,782)

Long-term assets	147,976	166,236

(c) Deferred income tax and social contribution liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at March 31, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 62,825 at March 31, 2006 (December 31, 2005 - R$ 63,287).

20 Shareholder’s equity

(a) Capital

Subscribed and fully paid capital is comprised of 149,059,462 (unaudited) (December 31, 2005 – 144,059,462) shares, of which 59,794,845 (unaudited) (December 31, 2005 – 59,816,248) are common shares and 89,264,617 (unaudited) (December 31, 2005 – 84,243,214) are preference shares. Authorized capital amounts to R$ 1,200,000 (December 31, 2005 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the Board of Directors' approval.

At March 31, 2006 the Company did not hold any shares in treasury.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the shareholders.

i. At the Extraordinary Shareholders' Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shares, all with no par value. The share split was carried out without affecting Share Capital and the new shares which were created were credited to the sharholders in the same proportion as the shares recorded in the share register.

ii. At that same date, the following was approved:

  Increase in the limit of the Company's authorized capital to R$1,200,000.
  Reform of the Company Bylaws to reflect the differentiated corporate governance practices required to comply with BOVESPA Level 2, and
  The possibility of creating a share purchase option plan with a maximum limit of 2% of share capital was established

iii The Company made Public Offerings of nominative, no-nominal-value preference shares with the characteristics set out in the table below:

	March 31,	December 31,
	2006	2005

Date	March 10, 2006	June 13, 2005

	São Paulo and New
Stock Exchange	York	São Paulo

Quantity of shares
First	5,000,000	21,133,000
Second	30,618,098	9,057,000
Suplementary batch	Note 31	197,120

Price
R$	42.00	18.00
US$	19.43	N/A

Capital increase	26,381	33,160

Premium	183,619	350,782

iv The Company is committed by the BOVESPA Level 2 requirements to assume the free float of 25% of its shares by June 2008, at December 31, 2005, the free float was 21.7% .

v Ordinary shares give their holder the right to vote at Shareholders'meetings. Peference shareholders are unable to vote except for certain matters while the Company has a BOVESPA level 2 listing, and have priority in capital reimbursements.

(b) Capital reserve – Share Premiun account

The Share Premium account originates from the surplus of the net amount received from the subscription of shares over the nominal amount and benefits all the shareholders equally.

(c) Revaluation Reserve

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit. In the quarter ended March 31, 2006, this amounted to R$ 915 (unaudited) (December 31, 2005 – R$ 3,582). Of the total reserve, R$ 34,285 corresponds to the revaluation of land, which will only be realized upon disposal.

In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at March 31, 2006 amounted to R$ 62,825 (unaudited) (December 31, 2005), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends

In accordance with the Company’s bylaws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

As required by article 196 of Corporate Law, the retention of retained earnings in the amount of R$88,212 will be proposed in order to finance the 2006 capital budget and meet working capital needs in connection with investments in aircraft.

(f) Stock Option Plan

An Extraordinary Shareholders´meeting held on September 29, 2005 approved a Plan which will permit that directors and employees are given share options. The Administrative Council is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Board of Directors authorised the issuance of 715,252 share options. The exercise price is equivalent to the average share price in the month prior to the option being granted with a discount of 20%, but adjusted by the IGPM inflation index to the option date. Exceptionally for the first options granted, the same price as that of the 2005 IPO will be used i.e. R$18.00 – to which the same 20% discount and inflation adjustments will apply.

(g) Change in accounting practice

In the quarter ended March 31, 2006, the Company, changed its accounting practice and accrued a provision for future liabilities relating to the frequent flyer program (Fidelidade program).

At December 31, 2005 this liability amounted to R$ 8,919 (net of the tax effect of R$ 4,597), which amount has been charge to "Retained Earnings".

21 Segmentation of Gross Income

The Company presents its gross sales information segmented by type of service rendered. However, as a way to make this information available to financial analysists and other users of these financial statements, we are also providing below information by geographic area and by product line:

(a) By type of service rendered

	March 31,		March 31,		Variation
	2006	%	2005	%	(%)

	(Unaudited)		(Unaudited)

Domestic Revenue
Regular – Passenger	1,113,950	67.0	843,811	63.1	32.0
Charter – Passenger	73,908	4.4	74,399	5.6	-0.7
Cargo	72,343	4.3	52,828	4.0	36.9

Total	1,260,201	75.7	971,038	72.7	29.8

International Revenue
Regular – Passenger	284,189	17.1	246,471	18.4	15.3
Charter - Passenger	3,011	0.2	5,252	0.4	-42.7
Cargo	30,758	1.8	34,114	2.6	-9.8

Total	317,958	19.1	285,837	21.4	11.2

Other operating revenue
Commissions	6,771	0.4	5,831	0.4	16.1
Partnerships with TAM
Fidelidade Program card	31,396	1.9	14,357	1.1	118.7
Aircraft sub-lease	13,273	0.8	24,214	1.8	-45.2
Travel and tourism agencies	5,738	0.3	7,335	0.5	-21.8
Others	28,456	1.7	26,877	2.1	0.1

Total	85,634	5.1	78,614	5.9	8.9

Gross operating revenue	1,663,793	100.0	1,335,489	100.0	24.6

(b) By geographic area

	March 31,		March 31,		Variation
	2006	%	2005	%	(%)

	(Unaudited)		(Unaudited)

Brazil	1,345,835	80.9	1,049,651	78.6	28.2
Europe	108,232	6.5	99,214	7.4	9.1
North América	119,323	7.2	90,238	6.7	32.2
South America (excluding Brazil)	90,403	5.4	96,386	7.3	-6.2

Total	1,663,793	100.0	1,335,489	100.0	24.6

(c) By line of product

	March 31,		March 31,		Variation
	2006	%	2005	%	(%)

	(Unaudited)		(Unaudited)

Regular – Passenger	1,398,138	84.0	1,090,282	81.6	28.2
Charter - Passenger	76,919	4.6	79,651	6.0	-3.4
Cargo	103,101	6.3	86,942	6.5	18.6
Other	85,634	5.1	78,614	5.9	8.9

Total	1,663,793	100.0	1,335,489	100.0	24.6

22 Main costs and expenses

	March 31, 2006						March 31, 2005

	(Unaudited)							(Unaudited)

		Expenses

			General
	Costs of		and
	service		adminis -	Management
	rendered	Selling	trative	fees	Total	%	Total	%

Personnel	146,247	17,168	18,884	7,659	189,958	13.6	146,097	12.5
Fuel	469,805				469,805	33.5	346,827	29.8
Depreciation and
amortization	17,856	289	4,771		22,916	1.6	20,850	1.8
Maintenance and
repairs (except
personnel)	77,821				77,821	5.6	91,454	7.9
Aircraft insurance	8,891				8,891	0.6	10,377	0.9
Landing, take-off
and navigation
tariff	69,096				69,096	4.9	54,341	4.7
Leasing of aircraft
and equipment	163,053	457	299		163,809	11.7	157,803	13.6
Service rendered by
third parties	42,566	42,226	40,571		125,363	8.9	89,137	7.7
Selling and
marketing		203,124			203,124	14.5	189,215	16.2
Other	39,279	(1,130)	31,847		69,996	5.1	58,109	4.9

	1,034,614	262,134	96,372	7,659	1,400,779	100.0	1,164,210	100.0

23 Financial income and expense

	March 31, 2006	March 31, 2005

	(Unaudited)	(Unaudited)

Financial income
Income from Financial investments	39,680	2,287
Foreign exchange gain	16,178	21,776
Interest income	2,365	2,107
Discounts obtained	680	1,004
Gain from financial instruments	512
Other	664

	60,079	27,174

Financial expense
Foreign exchange	(4,896)	(21,185)
Interest expense and financial charges	(28,027)	(17,258)
Tax on Bank Account Transactions - CPMF	(5,121)	(3,618)
Losses from financial instruments	(28,886)	(15,150)
Other	(4,496)	(3,556)

	(71,426)	(60,767)

Financial income (expense), net	(11,347)	(33,593)

24 Beneficits to employees

(a) Suplementary pension plan

TLA sponsors three private pension plans (TAM Prev I, II and III) which supplement retirement benefits, as follows:

(i) Retirement Plan TAM Prev Plan I

TAM Prev I Plans I is managed by MultiPensions Bradesco and started in October 1982 as a defined benefit plan covering retirement, death and disability, and is partially funded by emplo yees contributions and complemented by the sponsor.

On November 26, 2004, the Secretariat for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan III. At December 31, 2005, 181 participants had migrated (41 participants remain). This plan is no longer open to new participants.

(ii) Retirement Plan TAM Prev Plan II and III

TAM Prev I Plans II and III are managed by MultiPensions Bradesco, launched in April 1995 and December 1998, respectively, are structured as defined contribution plans for retirement benefits funded by employees and matched by sponsor contributions, in addition to defined benefits (death and disability), which are entirely funded by the sponsor.

The total net liability of the plans determined based on the actuarial report issued by independent experts, dated January 23, 2006, considered assumptions that at time did not result in any significant changes compared to 2004. The remaining amount, related to the initial actuarial liability calculation in 2001, is being recorded over five years, as from January 1, 2002. The residual value to be amortized during 2006 amounts to R$1,300.

Since 2002, the amount recorded under Other liabilities is R$ 18,958 (unaudited) (December 31, 2005 – R$ 18,790).

(iii) Actuarial assumptions

The Projected Unit Credit Method of determining actuarial liabilities was applied by independent actuaries Towers, Perrin, Forster & Crospby Ltda. supported by the following actuarial assumptions:

		Annual
		Percentages

	2005	2004

Economic
Nominal discount rate	11.83	12.36
Nominal estimated return rate of assets	13.72	14.28
Nominal growth rate of plan benefits	5	6
Nominal future salary growth rate	7.10	8.12
Inflation	5	6
Growth rate of social security benefits	5	6

Demographic
Table of mortality	AT-49	AT-49
Table of mortality of disabled	RRB 1944	RRB 1944
Table of disability	Álvaro Vindas	Álvaro Vindas
Table of turnover	PW-1	PW-1

(b) Profit sharing

Pursuant to our agreement with our labor union, profit sharing payments will be made upon attaining preestablished performance indicators based on the annual budget. The provision for payment of this benefit, was R$ 7,522 (unaudited) at March 31, 2006 (December 31, 2005 – R$ 42,465), and was included in Salaries and payroll charges.

25 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At March 31, 2006, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150,000 thousand per claim, and for higher amounts, the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decree nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

26 Contingent assets

(a) Value-Added Tax on Sales and Services - ICMS

Payments of ICMS were made from 1989 to 1994 but the tax was later considered to have been unconstitutional. TLA management, together with its outside legal counsel, is taking appropriate measures to recover the amounts paid. The Company will recognize the credits, estimated at approximately R$ 55,000 plus inflation adjustments, only when final recovery is assured.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were established by the Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by a court-appointed expert. This amount is subject to interest on arrears from September 1993, and monetary restatement from November 1994. At present a special motion by the Company is pending decision at Supreme Court level as to whether or not the intervention of the Public Prosecutor should be sought.

Management has not recognized in the interim financial information any amount for this compensation and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional tariff “ATAERO”

TLA filed a claim for questioning the legality of an additional charge of 50% over and above the normal tariff. On March 31, 2006, the amount under discussion totaled R$ 473,589 (unaudited).

27 Financial instruments

(a) General considerations

The Company performs transactions involving financial instruments to reduce the exposure to exchange rate risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

(i) Price risk

This risk relates to the possibility of fluctuation in the price of services provided by the Company, since it operates in an extremely competitive local and international market. The price of the services offered by the Company could be affected by alterations in international prices of its main cost i.e. aviation fuel. To minimize this risk, the Company permanently monitors the fluctuations in these prices on the domestic and international markets in order to adjust the price of its services to their effective cost; its policy is to contract fuel hedges providing protection for 30% of the estimated consumption for the next three months.

(ii) Interest rate risk

This risk arises from the possibility of the Company incurring losses (or gains) as a result of fluctuations in the interest rates applied to its liabilities and assets invested on the market. To minimize possible impacts arising from interest rate fluctuations, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR, and CDI), and periodically renegotiates its contracts, in order to adapt them to the market situation.

(iii) Foreign exchange rate risk

This risk is related to the possibility of fluctuation in foreign exchange rates, affecting the financial expense (or income) and the liability (or asset) balances for contracts that are indexed in a foreign currency. To protect against these fluctuations the Company has adopted a policy of contracting hedge operations, usually "European/Asiatic Options'' operations. Part of this risk is mitigated as the Company operates international routes and revenues from these transactions are received in foreign currency. The existing policy for contracting hedges is to protect risks in a percentage of foreign currency cash disbursements (approximately 40%) for the next 12 months.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations. To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (basically from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by Company's Financial Committee.

(b) Exposure

Exchange Rate

The Company contracts derivative financial operations, to reduce its foreign currency exposure, arising from future fuel purchases, contracting of engine maintenance services and loan agreements related to its operational activities.

At March 31, 2006, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 771,202 (unaudited) US$ 355,000 thousand (unaudited) (December 31, 2005 – R$ 816,904 – US$ 349,000 thousands) and have various maturity dates, up to December 13, 2006.

Had these operations been settled on March 31, 2006, they would have generated a loss of R$ 69,479 (unaudited) (December 31, 2005 R$ 93, 514).

The foreign exchange exposure is mainly indexed to the U.S. dollar, summarized as follows:

	March 31,	December 31,
	2006	2005

	(Unaudited)

Assets
Foreign Banks	43,660	46,270
Financial investments – US$	6,054	13,795
Accounts receivable	48,314	62,333
Aircraft manufacturer advances	153,576	100,995
Deposits in guarantee	111,293	118,660

Liabilities
Loans and financing / return of fleet	(253,812)	(331,379)
Foreign suppliers	(37,623)	(29,775)
Operating lease commitments for the next 12months	(580,459)	(611,403)

•  Price of services

In the first quarter of 2006, the Company contracted financial instruments with the objective of mitigating its exposure to the volatility in the price of aviation fuel, its main cost.

At March 31, 2006, these operations, which mature at various dates, through June 1, 2006, amounted to approximately R$ 86,418 (unaudited) (December 31, 2005 – R$ 82,912), equivalent to approximately 600 thousand (unaudited) barrels (December 31, 2005 – 585 thousand).

Had these operation been settled at March 31, 2006, the above operations would have generated a loss of R$ 601 (unaudited) (December 31, 2005 – R$ 47).

(c) Financial investments

Represented by fixed rate deposits with foreign exchange rate variation and maturity dates of up to 60 days.

(d) Investments

TLA and Mercosur are non-public companies and, therefore, there is no information to readily available to evaluate their fair market values.

28 TAM Fidelidade Program

In the quarter ended March 31, 2006 the Company, in order to align its accounting practices with those of the US (US GAAP), changed its criteria for recognizing costs of the Fidelidade frequent flyer program. Provision for future costs of this program is now recorded.

The provision was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired and were not converted into flight vouchers;
  The quantity of flight vouchers converted into flights with other airlines; and
  Based on the present occupation levels of flights, the incremental cost i.e. additional cost per passenger such as fuel, in- flight service, insurance and boarding cards.

At March 31, 2006, the Fidelidade program's customers had earned but not used, the equivalent of 1,206,122 (unaudited) (December 31, 2005 – 1,161,477) free flights.

The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused flights averages approximately 31.55%, which reduces the quantity of unused free flights to 825,591 (unaudited) (December 31, 2005 – 861,700). In the quarter ended March 31, 2006 our customers utilized 170,744 (unaudited) (December 31, 2005 – 546,452) free flights.

The free flights flown on other airlines corresponds to 1.39% (unaudited) at March 31, 2006 (December 31, 2005 – 1.89%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at March 31, 2006 amounts to R$ 11,728 (unaudited). Using the same criteria at December 31, 2005, the provision then would be R$ 13,520.

Taking into consideration the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$ 8,923, comprising the value of the provision calculated using this criteria, less the tax effect of R$ 4,597.

Taking into consideration that the conversion of points into free flights takes place, on average, when 10,000 points have been earned, at March 31, 2006 customers with enough points to effect the conversion amounted to 685,302 (unaudited) (December 31, 2005 – 612,274) free domestic flights.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the programs future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the quarter ended March 31, 2006 such income amounted to R$ 31,396 (unaudited) (December 31, 2005 – R$ 85,051).

29 Subseqüent Events

On April 6, 2006 an increase in the Company's Issued Capital was approved, within the amount of Authorized Capital, as a result of the exercising of an option for a supplementary block of shares as permitted by a Preference share distribution agreement.

The increase in capital amounted to R$ 7,935, resulting in it increasing from R$ 180,290 to R$188,225, corresponding to the issue of 1,503,879 preference shares at the price of R$ 42,00 per share of which R$ 5.2762 is recorded as Issued Capital and R$ 36.7238 is taken to Capital Reserve as Share Premium. Upon completion of this operation, Share Capital comprises 150,563,341 shares, of which 59,794,843 are ordinary and 90,768,498 are preferred and the free float represents 45.3% of Share Capital.

30 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

TAM has elected to use its Brazilian GAAP financial statements as its primary financial information. The accounting principles used are set out in Note 2.

A summary of the Company's principal accounting practices that differ significantly from U.S. GAAP is set forth below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996. Brazilian GAAP financial statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together, denominated “fixed assets”) and shareholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998.Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index – Internal Availability (IGP-DI) to fixed assets and shareholders' equity. The IGP- DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, shareholders' equity under U.S. GAAP was increased by R$ 134 (unaudited) and R$ 156, respectively, at March 31, 2006 and December 31, 2005, due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 22 (unaudited) and R$ 25 (unaudited), respectively, March 31, 2006 and 2005.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the restatement of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in shareholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in shareholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, restatement of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 160,281 (unaudited) at March 31, 2006 and R$ 161,196 at December 31, 2005. In the statement of operations, these effects totaled R$ 915 (unaudited) and R$ 870 (unaudited) at March 31, 2006 and 2005, respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset, All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" defines financial leases as those leases which meet at least one of the following criteria:

.. The lease transfers ownership of the property to the lessee by the end of the lease.

.. The lease contains a bargain purchase option.

.. The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.

.. The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At March 31, 2006, TAM had 40 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 12 units; Airbus A330 – 8 units and Fokker 100 – 11 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at March 31, 2006, R$ 3,525,277 (unaudited), has been recorded in the balance sheet. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330. The obligations are recorded in short and long term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized at March 31, 2006 and 2005 totaled R$ 33,674 (unaudited) and R$ 31,659 (unaudited), respectively. Foreign exchange gains (losses) on financial lease obligation at March 31, 2006 and 2005 totaled R$ 190,499 (unaudited) and R$ (12,096) (unaudited), respectively. Interest expenses on the financial lease obligation of theses aircraft at March 31, 2006 and 2005 totaled R$ 33,965 (unaudited) and R$ 34,794 (unaudited), respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 83,587 (unaudited) and R$ 83,844 (unaudited) at March 31, 2006 and 2005, respectively.
For reconciliation purposes, the appropriated effects in shareholders’ equity totaled R$ 537,141 at March 31, 2006 and R$ 330,694 at December 31, 2005.

Additionally, in 2004, TAM changed the lease modality for some aircraft and for Brazilian GAAP purposes these contracts were no longer recorded as financial leases. As a consequence the financial lease obligations and the underlying aircraft were eliminated generating a gain of R$ 353,279 during the first quarter of 2004.

For U.S. GAAP purposes, these contracts were included in the context of the 40 contracts aforementioned, and therefore they were maintained as financial leases. For reconciliation purposes, the gain recognized under Brazilian GAAP was reversed, totaling R$ 353,151 at June 30, 2004.

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Financial charges and	March 31,	December 31,
	(payment schedules)	2006	2005

		(Unaudited)
Foreign currency

Fokker 100 aircraft and engines	Fixed interest (monthly)	290,731	316,792
Airbus A319/Airbus A320 aircraft
and engines	Monthly Libor (monthly)	1,289,057	1,414,170
Airbus A330 aircraft, engines and spare parts	Semi-annual Libor (monthly)	980,179	1,076,742
Lease obligations	Monthly Libor (monthly)	10,494	6,865
	Semi-annual Libor (monthly)	9,181	16,409
	Three-month Libor (monthly)	3,316	3,152
	Fixed interest (monthly)	8,397	11,277

		2,591,355	2,845,407

Current		(340,441)	(342,983)

Long -term liabilities		2,250,914	2,502,424

The lease obligations above are secured by letters of credit issued by the Company.

Long-term amounts mature as follows:

	March 31,	December 31,
Year	2006	2005

	(Unaudited)

2006		342,983
2007	191,367	273,019
2008	249,047	268,342
2009	258,001	277,988
2010	240,203	296,131
2011	236,607	254,959
After 2011	1,075,689	1,131,985

	2,250,914	2,845,407

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.
In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U,S, GAAP, SFAS No, 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			March 31,	December 31,
			2006	2005

			(Unaudited)
	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(115,221)	197,205	203,852
Transaction Airbus A320 (ii)	54,957	(15,113)	38,470	39,844
Transaction Fokker 100 (iii)	76,815	(75,066)	437	1,749

	450,845	(205,400)	236,112	245,445

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the three-month period ended March 31, 2006, as “Financial income (expenses), net” and “Other operating expenses, net” totaled R$ 5,630 (unaudited) (March 31, 2005 – R$ 6,352 (unaudited)) and R$ 3,703 (unaudited) (March 31, 2005 – R$ 5,708 (unaudited)), respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in shareholders’ equity for three-month periods ended March 31, 2006 totaled R$ (236,112) (unaudited) (December 31, 2005 –R$ (245,445)).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease agreement for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001, This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 14), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be competed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. This gain is being amortized over the original schedule.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP, According to recently issued SFAS Nº, 145, "Rescission of FASB Statements No, 4, 44, and 64, Amendment of FASB Statement Nº, 13, and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS Nº, 28, mentioned above.

(v) Sub-leasing of aircraft

As of March 31, 2006 the Company had sub-leased 3 aircraft Airbus A 330, and 1 engine under operating leases ending in November 2006 to other airline companies. Rental fees are charged and revenues recognized on a straight line basis over the lease term. As at March 31, 2006 the minimum non-cancelable lease payments receivable on sub-leases was US$ 14,921 (unaudited) (December 31, 2005 – US$ 20,895).

As at March 31, 2006, the cost, accumulated depreciation and net book value of aircrafts and engines under operating sub-leases were R$ 457,677 (unaudited), R$ 87,232 (unaudited) and

R$ 370,445 (unaudited), respectively. There were no contingent rentals included in the sub-leasing revenues.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes, The amount reclassified in the balance sheet totaled R$ 5,055 (unaudited) at March 31, 2006 (R$ 5,228 at December 31, 2005).

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction, Upon the adoption of SFAS No, 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non- amortization of goodwill as from January 1, 2002; and (ii) non-recognition of negative goodwill arising from transaction of companies under common control, which is being explained in Note 29

(e) (ii) below.

For Brazilian GAAP purposes, the net balance of goodwill at March 31, 2006 totaled R$ 1,254 (unaudited) (December 31, 2005 - R$ 1,434), which is being amortized over a period of 5 to 10 years. Negative goodwill at March 31, 2006 was R$ 11,099 (unaudited) (December 31, 2005 –R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2002 was reversed, totaling R$ 179 (unaudited) and R$ 554 (unaudited) in the statement of operations for the three month period ended March 31, 2006 and 2005, respectively. In shareholders’ equity, for reconciliation purposes these effects totaled R$ 8,425 (unaudited) and R$ 8,246 at March 31, 2006 and December 31, 2005, respectively.

For U.S. GAAP purposes, the net balance of goodwill at March 31, 2006 is R$ 9,679 (unaudited) (December 31, 2005 - R$ 9,680).

(ii) Common control and negative goodwill – TAM Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same majority shareholders of TAM and therefore, it was consolidated retroactively in all periods presented. The effects of the retroactive consolidation in the changes of shareholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in shareholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s shareholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in shareholders’ equity in cumulative translation adjustments, in accordance with SFAS No, 52, “Foreign Currency Translation”.
For reconciliation purposes, the effects described above totaled R$ 332 (unaudited) and R$ 2,834 (unaudited), in the statement of operations for the three month periods ended March 31, 2006 and 2005, respectively, and R$ 11,828 (unaudited) in shareholders’ equity at March 31, 2006 and R$ 11,828 at December 31, 2005.

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No, 26 is effective for financial statements ended December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No, 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences. Until 1997, these amounts were treated as non-monetary items and were indexed by inflation, U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

Based on the report of our independent actuary, the accumulated benefit obligation for the pension plan at March 31, 2006 totaled R$ (2,987) (unaudited) (December 31, 2005 – (3,667)). The appropriated effects in the statements of operations for the Three-month periods ended March 31, 2006 and 2005 totaled R$ 680 (unaudited) and R$ (149) (unaudited), respectively.

	March 31, 2006	March 31, 2005

	(Unaudited)	(Unaudited)

Cost of services
Interest cost	645	736
Expected return from assets	1,612	1,723
Effects from changes in plans	(1,423)	(1,300)
Amortization of actuarial losses (gains)	(43)	49

Cost of benefits in the year, net	791	1,208

(g) Derivative instruments

Under Brazilian GAAP, there is no specific requirement for accounting for derivative instruments, The Company records its financial instruments based on contractual rates, recognized on the accrual basis of accounting.

Under U.S. GAAP, SFAS 133, as amended and interpreted by, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company was qualified as hedge.

For reconciliation purposes, the evaluation of instruments to fair market value totaled R$ 23,481 (unaudited) and R$ 1,541 (unaudited) in results of operations for the three month periods ended March 31, 2006 and 2005, respectively. The appropriated effect in the shareholder’s equity at March 31, 2006 totaled R$ (70,080) (unaudited) (December 31, 2005 – R$ 93,561).

(h) Revenue recognition – Revenues with partnerships with Programa Fidelidade

Under Brazilian GAAP, revenues related partnership with Programa Fidelidade for frequent flyers are recorded when the points are issued to participants.

Under U.S.GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the deferred revenue totaled R$ (19,337) (unaudited) at March 31, 2006 (December 31,2005 – R$ (15,185)) in results of operations and shareholders’ equity. The appropriated effect in results of operations for the three month period ended March 31, 2006 totaled R$ (4,152).

(i) Stock options plan

FASB Statement 123 (R) “Share Based Payment”, the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS no. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value of employee share options are estimated using the Black-Scholes option-pricing model. SFAS no. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Shareholders' Meeting held on May 16, 2005, the shareholders approved the maximum effect to the Company's shareholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

The Board of Directors meeting held on December 20, 2005, granted 715,252 preferred share options under the plan.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. As of December 31, 2005, 715,252 stock options were outstanding, and none had been canceled. The options contain a “service condition” as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. The fair values of the options granted are not reassessed but the compensation cost is reassessed and recognized only for the awards that ultimately vest.

Stock options were granted initially with an exercise price of R$14.4 per share but the exercise price of future grants will be equal to 80% of the weighted average price of the Company’s preferred shares traded on the São Paulo Stock Exchange 30 days prior to the grant date.

For Brazilian GAAP no value registered the expenses for the yielded options.

At March 31, 2006, the average remaining contractual life of the outstanding options was 7 years.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement 123 (R) “Share Based Payment”. Accordingly, compensation cost has been recognized as the fair value of the options at the stock option grant date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005:

2005

Risk-free interest rates	5.71%
Exercise Price	R$ 14.4
Dividend yield	0.46%
Volatility factors of the market	36.45%
Stock market price	R$ 45.0
Expected life of the option	4.01

The weighted average grant date fair value of the stock options granted in 2005 was R$ 32.94 per share resulting in a total fair value of options granted of R$ 23,559.

For reconciliation purposes, the company registered expenses totaled R$ 1,536 for the three-month periods ended March 31, 2006, in balancing item shareholders equity.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Dividends

Under BR GAAP, the Company’s executive officers proposed a dividend distribution from earnings and accrued the dividends.

Under U.S. GAAP the dividends is not considered declared before the decisions of the shareholders. During in the quarter ended March 31, 2006 the Company effected the payment of the dividends and therefore the dividends had been recognized for reconciliation purposes totalled R$ 29,405.

(k) Fidelidade frequent flyer program

In the BR GAAP financial statements, until the previous quarter, the incremental costs from the issue of free flights to customers who had earned them through the Fidelidade frequent flyer program were expensed as incurred. In the quarter ended March 31, 2006 the Company changed its practice and began to accrue future costs of the program, thus eliminating differences between the BR GAAP and US GAAP financial statements in this respect.

(l) Earnings per share

Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, because the preferred and common shares have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No, 128, "Earnings per share", which provides computation, presentation and disclosure requirements for earnings per share, The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Common and preferred shareholders have equal rights over undistributed earnings, which can be capitalized or used for reducing accumulated deficits. As a consequence, these earnings would not be available for distribution.

As from May 16, 2005, the preference shares became entitled to the same dividend rights as ordinary shares i.e., they no longer were entitled to an additional 10% over the ordinary share amount, In compensation, preference shares can now vote at Shareholders’ meetings in certain limited circumstances and have the right to the same price paid for ordinary shares in the event of a take-over.

The earnings per share information for the quarter ended March 31, 2006 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the remainders of the profits are allocated to the current preferred shares:

			March 31, 2006

			(Unaudited)

	Common	Preferred
	share	share	Total
			(unaudited)
Basic and diluted numerator
Undistributed earnings allocation	110,368	157,592	267,960

Total undistributed earnings	110,368	157,592	267,960

Weighted average number of outstanding shares -
basic and diluted (thousands) (*)	59,816	85,409

Basic and diluted earnings per thousand shares -
U.S. GAAP - (whole reais) - R$	1.85	1.85

			March 31, 2005

			(Unaudited)

	Common	Preferred
	share	share	Total

Basic and diluted numerator
10% premium to preferred shareholders		3,416	3,416
Undistributed earnings allocation	32,481	34,163	66,644

Total undistributed earnings	32,481	37,579	70,060

Weighted average number of outstanding shares -
basic and diluted (thousands) (*)	59,816	62,913

Basic and diluted earnings per thousand shares -
U.S. GAAP - (whole reais) - R$ (*)	0.54	0.60

(*) Considering the retroactive effect of share split (Note 20 (a) (i)).

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability and cumulative translation adjustments (Note 29 (p) (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.

Up to 2004, for purposes of U.S. GAAP, management had determined that a valuation allowance for TAM S.A. (the holding company), because of the rebuttable assumption of the three years taxable income was not met. During 2005, TAM S.A. met the assumptions of the three years taxable income, and the projections are sufficient to justify recording the assets. Therefore, management believes that TAM S.A. will more likely than not, realize the associated benefits. For purposes of reconciliation, management has reversed the valuation allowance previously recognized.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

For reconciliation purposes, the evaluation of instruments to fair market value totaled R$ (84,730) (unaudited) and R$ (6,415) (unaudited) in results of operations for the three month periods ended March 31, 2006 and 2005, respectively. The appropriated effect in the shareholder’s equity at March 31, 2006 totaled R$ (71,692) (una udited) (December 31, 2005 – R$ 13,038).

(o) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The condensed consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 29 (p) (ii)). Reclassifications are summarized as follows:

Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

The net income (loss) differences between Brazilian GAAP and U.S.GAAP, as detailed in the reconciliation in Note 29 (o), were incorporated in the statement of operations in accordance with U.S. GAAP.

Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(p) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP, We have recast our consolidated balance sheet under the Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP. The reclassifications are summarized as follows:

Under Brazilian GAAP, cash and banks and financial investments are presented in different lines of the balance sheet, Under U.S. GAAP, SFAS 95, “Statement of cash flows”, defined cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

Under Brazilian GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity.

(q) Reconciliation of the differences
between Brazilian GAAP and U.S. GAAP

Net income

	Note 30	March 31, 2006	March 31, 2005

		(Unaudited)	(Unaudited)

Net income under Brazilian GAAP		111,241	53,495
Reversal of revaluation depreciation	(c) (i)	915	870
Lease contracts	(c) (ii)
Depreciation of capitalized financial lease	(c) (ii)	(33,674)	(31,659)
Foreign currency variation on lease	(c) (ii)	190,499	(12,096)
Interest expense on financial lease	(c) (ii)	(33,965)	(34,794)
Reversal of operating lease expense	(c) (ii)	83,587	83,844

Total lease contracts		206,447	5,295

Amortization of gain on sale-leaseback
transactions, net	(c) (iv)	9,333	12,060
Reversal of gain on sale-leaseback transactions	(c) (iv)
Depreciation of supplementary indexation of
permanent assets	(b)	(22)	(25)
Reversal of goodwill amortization	(e) (i)	179	554
Pension Plan	(f)	680	(149)
Common control – TAM Mercosur	(e) (ii)	332	2,834
Fair value of derivative instruments	(g)	23,481	1,541
Custo com emissão de ações	(p)	5,792
Deferred income tax and social contribution
on above adjustments	(n)	(84,730)	(6,415)
Minority interest on adjustments above
Deferral of income on Fidelidade Program	(h)	(4,152)
Stock options	(i)	(1,536)

Net income under U.S. GAAP		267,960	70,060

Shareholders’ equity

		March 31,	December 31,
	Note 30	2006	2005

		(Unaudited)

Shareholders’ equity as reported under
Brazilian GAAP		1,072,409	760,087
Reversal of revaluation, net	(c) (i)	(160,281)	(161,196)
Lease contracts	(c) (ii)	537,141	330,694
Deferral of gain on sale -leaseback transaction	(c) (iv)	(236,112)	(245,445)
Business combination (TAM Mercosur)	(e) (ii)	11,828	11,828
Supplementary indexation of permanent assets	(b)	134	156
Reversal of goodwill amortization	(e) (i)	8,425	8,246
Pension plan	(f)	(2,987)	(3,667)
Fair value of derivative instruments	(g)	(70,080)	(93,561)
Deferred income tax and social contribution on
adjustments above	(j) (i)	(76,293)	13,038
Deferral of Fidelidade Program income	(h)	(19,337)	(15,185)
Loyalty program	(k)		(13,520)
Reversal of dividends declared	(j)		29,405
Minority interest on adjustments above		(729)	(729)

Shareholders’ equity as reported under U.S. GAAP		1,064,118	620,151

(r) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in shareholders’ equity of TAM, under U.S. GAAP, were presented as follows:

(i) Condensed consolidated balance sheet under U.S. GAAP

	March 31,	December 31,
Assets	2006	2005

	(Unaudited)

Current assets
Cash and cash equivalents	103,151	92,935
Short term investments	1,105,173	902,517
Trade accounts receivable (net of allowance for doubtful
accounts – R$ 31,536 and R$ 30,400, respectively)	729,085	763,165
Inventories	101,717	104,565
Taxes recoverable	122,692	43,035
Prepaid expenses	129,392	120,013
Deferred income tax and social contribution	40,329	80,061
Advances to aircraft manufacturers	153,576	100,995
Other receivables	31,124	21,758

Total current assets	2,516,239	2,229,044

Long -term assets
Income tax and social contribution	55,202	122,995
Deposits in guarantee	111,293	118,660
Judicial deposits	57,136	55,877
Other assets	16,376	12,466

	240,007	309,998

Investments
Goodwill	9,679	9,680
Other investments	70	70
Property, plant and equipment	3,469,762	3,507,855

	3,479,511	3,517,605

Total assets	6,235,757	6,056,647

	March 31,	December 31,
Liabilities and shareholders’ equity	2006	2005

	(Unaudited)

Current liabilities
Suppliers	261,911	282,048
Short-term leases payable	340,441	342,983
Short-term debt, including current portion of long -term debt	162,804	118,448
Debentures	26,990	26,109
Taxes and tariffs payable	43,257	35,156
Advance ticket sales	539,835	557,647
Salaries and payroll charges	124,036	134,048
Deferred gain on sale -leaseback	32,085	32,085
Provision for income tax and social contribution
payable	64,658	27,073
Other liabilities	209,366	237,613

	1,805,383	1,793,210

Long -term liabilities
Obligation under financial lease	2,250,914	2,502,424
Long-term debt	173,945	151,405
Debentures	27,618	33,244
Reorganization of Fokker 100 fleet	76,035	85,004
Provision for contingent liabilities	630,112	654,101
Deferred gain on sale -leaseback	204,027	213,360
Other liabilities	1,587	1,905

	3,364,238	3,641,443

Minority interest	2,018	1,843

Shareholders’ equity	1,064,118	620,151

Total liabilities and shareholders’ equity	6,235,757	6,056,647

(ii) Condensed Consolidated Statement of Operations under U.S. GAAP

	March 31, 2006	March 31, 2005

	(Unaudited)	(Unaudited)

Net operating revenue	1,585,432	1,280,239

Operating expenses
Personnel	189,278	146,246
Fuel	469,805	346,827
Aircraft and flight equipment lease	80,251	73,959
Selling and marketing	203,102	189,215
Landing, take -off and navigational tariffs	69,096	54,341
Depreciation and amortization	54,891	50,575
Maintenance and repairs (except payroll)	77,821	91,454
Services rendered by third parties	118,969	89,137
Aircraft insurance	8,891	10,377
Other	75,648	52,950

	1,347,752	1,105,081

Operating income	237,680	175,158

Financial income (expenses), net	175,581	(72,590)

Income before income tax, social contribution and
minority interest	413,261	102,568

Income tax and social contribution	(145,109)	(32,293)

Income before minority interest	268,152	70,275
Minority interest	(192)	(215)

Net income for the period	267,960	70,060

(iii) Condensed changes in shareholders’ equity under U.S. GAAP

	March 31,	December 31,
	2006	2005

	(Unaudited)

At beginning of the period	620,151	(164,040)
Capital increase	210,000	383,942
Cost of share issue	(5,792)	(19,465)
Stock options	1,536
Dividends declared	(29,405)

Cumulative translation adjustment	(332)	(8,870)
Changes in minimum pension liability		2,059
Net income	267,960	426,525
Comprehensive income	267,628	419,714

At end of the period	1,064,118	620,151

(s) Business segments

Under Brazilian GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under Brazilian GAAP, The Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and Publicity expens es

Advertising and publicity expenses totaled R$ 7,474 (unaudited) and R$ 7,603 (unaudited) in results of operations for the three month periods ended March 31, 2006 and 2005, respectively, and are classified in selling and marketing expenses.

*           *           *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.